January 23, 2007

Via EDGAR

Mr. Jorge L. Bonilla

Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Anthracite Capital, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2005
File No. 001-13937

Dear Mr. Bonilla:

Set forth below are the Company’s responses to the comments raised in your letter dated December 29, 2006 regarding the above referenced Form 10-K (“Form 10-K”) for the year ended December 31, 2005. For reference purposes, your comments have been reproduced in this letter with the responses thereto immediately below. We appreciate the time and effort that the Staff has devoted to reviewing our disclosures.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates page 38

1.

Please tell us what considerations you have given to disclosing quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to securities available-for-sale could have a material impact on your financial condition and earnings. Refer to SEC Release 33-8350.

Response:

The Company has given consideration to disclosing quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on the Company’s financial condition and results of operations. The Company has disclosed five accounting policies in the Critical Accounting Estimates section of its Management’s Discussion and

1	40 East 52nd Street New York, NY 10022 Tel 212.810.5300

Analysis of Financial Condition and Results of Operations (“MD&A”). For accounting policies related to Securities Available-For-Sale and Impairment-Securities, the Company has provided a sensitivity analysis showing quantitatively the effect a change in certain assumptions would have on estimates presented and the related impact on the Company’s consolidated financial position and results of operations.

The Company states on page 39 in the third paragraph of the Critical Accounting Estimates discussion for Securities Available-For-Sale (“AFS”) that income recognition for AFS securities is recognized based on a number of assumptions that are subject to uncertainties and contingencies. The Company lists the significant assumptions that affect the calculation of interest income and impairment charges as required by Emerging Issues Task Force Issue 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (“EITF 99-20”).

Credit risk represents the most critical and subjective risk related to projected cash flows required under EITF 99-20 securities. The Company discloses quantitative analysis regarding credit risk to help the reader understand the sensitivity to these assumptions in two places in its Form 10-K. Firstly, on pages 33 to 38, the Company provides information on real estate credit risk associated with the commercial real estate securities it owns. This section is designed to help the reader a) understand the types of securities the Company owns and b) understand how these securities are exposed to commercial real estate credit risk. Secondly, in item 7A “Quantitative and Qualitative Disclosures About Market Risk” starting on page 56 under the heading “Credit Risk”, the Company provides quantitative analysis to illustrate how the Company’s consolidated financial statement would be impacted if assumptions regarding estimated credit losses used by Company in the preparation of its financial statements were to increase significantly.

For critical accounting estimates related to Mortgage Loans, the Company has considered disclosures regarding quantitative analysis regarding sensitivity to certain estimates. Management individually evaluates each commercial mortgage loan (“CML”) for possible impairment. The Company considers such factors as property type, property location, delinquent interest and principal payments and other factors in determining an impairment charge. In the Critical Accounting Estimates section for Mortgage Loans, the Company discloses the quantitative results of its impairment analysis: “To date, the Company has determined that no loan loss allowances have been necessary on the loans in its portfolio or held by the opportunity funds”. In addition, as each of the Company’s CMLs has distinct characteristics, the Company discloses quantitative information regarding property types and location on page 38 of MD&A and starting on page 85 in Note 7 to the Consolidated Financial Statements. The Company also discloses that there is no delinquent interest or principal payments in Note 7 to the Consolidated Financial Statements. The Company believes this information gives the reader quantitative information regarding the Company’s credit risk related to mortgage loans. In addition, the Company discloses the amount of the loan loss reserve it has established.

For critical accounting estimates related to Variable Interest Entities and Derivative Instruments, the Company has considered disclosure regarding quantitative analysis; however, such policies do not include significant estimates and assumptions that could be quantitatively measured.

The Company believes it has complied with SEC Release 33-8350 with respect to providing why its accounting estimates and assumptions bear the risk of change as it relates to credit risk impacting the recording of interest income and impairment charges under EITF 99-20.

2	40 East 52nd Street New York, NY 10022 Tel 212.810.5300

Capital Resources and Liquidity, page 48

CDO’s, page 49

2.

Please tell us what consideration you have given to including interest in your table or a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

The Company’s understanding is that this table is focused on future principal payments related to the Company’s borrowings, not the related interest expense. To assist the reader to understand the Company’s prospective interest expense payments, the Company provides the weighted average borrowing rate for the various categories of borrowings, on the Company’s Consolidated Statement of Financial Condition, on page 91 under Note 9 Borrowings.

In addition to the table on page 49 that displays the remaining maturities of the Company’s collateralized borrowings, in future filings on Form 10-K, the Company will include the following form of disclosure:

The table above does not include interest payments on the Company’s collateralized borrowings. We have omitted such disclosure of interest payments because certain borrowings require variable rate interest payments. Our total interest payments for the year ended December 31, XXXX was $x.

At December 31, XXXX, the Company's collateralized borrowings had the following weighted average yields and range of interest rates and yields:

	Reverse Repurchase Agreements	Lines of Credit	Commercial Mortgage Loan Pools	Collateralized Debt Obligations	Total Collateralized Borrowings
Weighted average yield	x%	x%	x%	x%	x%
Interest Rate
Fixed	x%	x%	x%	x%	x%
Floating	x%	x%	x%	x%	x%
Effective Yield
Fixed	x%	x%	x%	x%	x%
Floating	x%	x%	x%	x%	x%

3	40 East 52nd Street New York, NY 10022 Tel 212.810.5300

Consolidated Financial Statements

Consolidated Statements of Operations, page 65

3.	Please tell us how you considered Rule 9-04 of Regulation S-X as it relates to the income statement presentation of net interest income; similar to the presentation required of bank holding companies.

Response:

The Company is a real estate investment trust (“REIT”). As a REIT, the Company’s principal business activities are to invest in commercial real estate assets, which include a portfolio of commercial real estate securities and as well as other commercial real estate assets. The Company views its business as an operating business and has therefore presented interest income as a component of total income and interest expense as a component of total expense since its inception in 1998. The Company recognizes that its operations do not clearly meet the requirements of Rule 5-03 or Rule 9-04 of Regulation S-X; however, the Company believes that its operations may be similar to a bank holding company as it recognizes that its main source of income is through the net interest margin it earns on its investments in commercial real estate assets.

The Company is aware that there is diversity in practice in the income statement presentation of net interest income for companies that engage in activities similar to the Company’s. The Company has reviewed the filings of twelve companies with business activities similar to the Company’s and has noted that ten companies present their income statements in the same manner as the Company. While the Company is concerned that it may confuse the investor and analyst communities if it presents interest income and interest expense on the face of its income statement differently from how its peer group presents such information, the Company understands that some readers may find it helpful to see a presentation of net interest income. Accordingly, in accordance with Rule 9-04 of Regulation S-X, the Company intends to prospectively disclose net interest income in the Notes of Company’s Consolidated Financial Statements in its future Exchange Act reports.

Consolidated Statements of Cash Flow, page 68

4.

Based upon your disclosure in Note 15, it appears that some of your restricted cash equivalents relate to your derivative instruments and hedging activities related to securities held as trading assets. Please tell us why changes in restricted cash equivalents are presented as an investing activity rather than operating activities.

Response:

We confirm your understanding that some of the Company’s restricted cash equivalents relate to derivatives instruments and hedging activities related to securities held as trading assets.

The Company records cash as restricted cash equivalents when the legal restrictions on such cash meets the definition of restricted cash as more fully described in paragraph 1 of Rule 5-02 of

4	40 East 52nd Street New York, NY 10022 Tel 212.810.5300

Regulation S-X. The Company has restricted cash that is held in the Company’s name at certain financial institutions. The Company reports these amounts on its Consolidated Statement of Financial Condition as restricted cash equivalents when such cash is restricted by virtue of its agreement with its counterparty. The Company presents changes in restricted cash equivalents as an investing activity because based on the terms of these contractual agreements; the Company believes that restricted cash is an investment. The Company’s restricted cash contractual arrangements limit the Company’s ability to withdraw funds from the restricted cash account. Accordingly, a cash balance on deposit in a restricted cash account is the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Therefore, the Company records deposits and withdrawals of principal balances in restricted cash accounts as the creation or return of investment, which should be presented as investing activities in the Consolidated Statement of Cash Flows.

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Further to the Staff’s request on page 4 of the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please address any comments or questions with the respect to the foregoing to the undersigned at 212-810-3340.

Very truly yours,

/s/ James J. Lillis

James J. Lillis

Chief Financial Officer and Treasurer

5	40 East 52nd Street New York, NY 10022 Tel 212.810.5300